SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 3*

Applied DNA Sciences, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

03815U300

(CUSIP Number)

James A. Hayward
50 Health Sciences Drive

Stony Brook, New York 11790

631-240-8800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Not Applicable (See Explanatory Note)

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies of this statement are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03815U300	13D/A	Page 1 of 2 Pages

1	NAME OF REPORTING PERSON James A. Hayward
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 291,481 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 291,481 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 291,481 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.82%(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Reflects (i) 134,186 shares of Common Stock and (ii) 157,295 shares underlying exercisable options that may be exercised within 60 days from the date hereof.

(2) This percentage calculation is based on 7,473,074  shares of Common Stock outstanding as of February 5, 2021 as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended December 31, 2020, filed on February 11, 2021.

CUSIP No. 03815U300	13D/A	Page 2 of 2 Pages

EXPLANATORY NOTE

This Schedule 13D/A (this “Final Amendment”) supplements and amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on August 30, 2019 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed with the SEC on September 16, 2019 (the “Amendment No. 1”) and Amendment No. 2 filed with the SEC on November 19, 2019 (the “Amendment No. 2”, and together with the Amendment No. 1 and this Final Amendment, the “Schedule 13D”). Since the filing of the Amendment No. 2, the Reporting Person has engaged in three transactions, as so reported on the Reporting Person’s Statement of Changes of Beneficial Ownership of Securities on Form 4 pursuant to Section 16 of the Act (each, a “Form 4”) filed with the SEC on June 4, 2020, October 21, 2020, and January 7, 2021. Capitalized terms used in this Final Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

This Final Amendment to the Schedule 13D is being filed solely to report that the Reporting Person is no longer subject to reporting on Schedule 13D with respect to the Issuer. The total number of shares of the Issuer’s Common Stock outstanding has risen over time and as a result the Reporting Person has ceased to beneficially own more than five percent of the Common Stock.

Item 5. Interest in Securities of the Issuer

Item 5(a)-(e) of the Schedule 13D is hereby amended in its entirety as follows:

(a) As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 291,481 shares of Common Stock, constituting 3.82% of the 7,473,074 shares of Common Stock outstanding as of February 5, 2020.

(b) The Reporting Person (i) has the sole power to vote or direct the vote of 291,481 shares of Common Stock; (ii) has the shared power to vote or direct the vote of 0 shares of Common Stock; (iii) has the sole power to dispose or direct the disposition of 291,481 shares of Common Stock; and (iv) has the shared power to dispose or direct the disposition of 0 shares of Common Stock.

(c) During the sixty days prior to this Final Amendment, on January 5, 2021, the Reporting Person was granted under the Issuer’s 2020 Equity Incentive Plan an incentive stock option grant to purchase 80,000 shares of Common Stock with a ten year term, which immediately vested upon grant, at an exercise price of $5.44 as the fair market value on the date of grant. The transaction was previously reported on the Reporting Person’s Form 4 filed with the SEC on January 7, 2021.

(d) As of the date hereof, to the best knowledge and belief of the undersigned, no person other than the Reporting Person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Person.

(e)  As of May 8, 2020, the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock.

Item 7. Material to be Filed as Exhibits

Exhibit	Description and Date of Document
1.	Applied DNA Sciences, Inc. 2020 Equity Incentive Plan Stock Option Grant Notice and Award Agreement,incorporated by reference to Exhibit 10.3 of the Issuer’s Registration Statement on Form S-8 (File No. 333-249365), filed with the SEC on October 7, 2020.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2021

JAMES A. HAYWARD
By:	/s/ James A. Hayward
Name:	James A. Hayward